EXTENSION AGREEMENT


     Reference is hereby made for all purposes to that certain promissory note dated October 31, 1997, in the original principal amount of $885,000.00 (the "Note"), given by Tipperary Oil & Gas Corporation ("Tipperary") as Maker to Amerind Oil Company, Ltd. ("Amerind") as Payee. That Note called for a final maturity date of January 31, 1998. Tipperary has requested that Amerind extend the maturity of that promissory note by 60 days, and Amerind is agreeable to that extension, subject to the terms and provisions hereof. Accordingly, for valuable consideration, Amerind and Tipperary have agreed as follows:

1. Amerind acknowledges receipt of a partial payment of $600,000.00 made by Tipperary against the amount due and payable under the Note.

2. Tipperary promises to pay to Amerind the sum of $600,000.00 on or before March 31, 1998. That payment, taken together with the partial payment made by Tipperary, constitutes more than the amount owed under the terms and provisions of the Note originally; the additional funds have been agreed to by Tipperary and Amerind in consideration of the extension of the maturity of the Note made hereby.

3. Amerind agrees to accept the 600,000.00 partial payment made by Tipperary on January 29, 1998, plus the $600,000.00 payment to be made by Tipperary on or before March 31, 1998, in full and final satisfaction of the Note. Upon receipt of such amounts, Amerind will mark the original note "paid," a return it to Tipperary. Amerind will also execute UCC-3 Financing Statement forms, releasing the security interests given to Tipperary by Amerind to secure payment of the Note, and deliver multiple originals thereof to Tipperary.

     Executed by the parties, effective for all purposes as of January 30, 1998.

AMERIND OIL COMPANY, LTD.


By:  /s/ Robert C. Leibrock
     ----------------------
     Robert C. Leibrock, General Partner


TIPPERARY OIL & GAS CORPORATION


By:  /s/ David L. Bradshaw
     ---------------------
     David L. Bradshaw, President